SHAREHOLDERS’ AGREEMENT
THIS AGREEMENT made as of the 2nd day October, 2019 (the “Execution Date”).
A M O N G:
FLORA GROWTH CORP., a company duly incorporated pursuant to the laws of the Province of Ontario, whose registered office is at 65 Queen Street West, Toronto, ON  M5H 2M5
(“Flora”)
- and -
GUILLERMO ANDRES RAMIREZ MARTINEZ, an individual resident and domiciled in Carrera 35ª  no. 46-04 Bucaramanga Santander Colombia (037)6430024

(“Guillermo”)

- and -
GUILLERMO RAMIREZ CABRALES, an individual resident and domiciled in Carrera 35ª  no. 46-04 Bucaramanga Santander Colombia (037)6430024

(“Cabrales”)

- and -
OSCAR MAURICIO FRANCO ULLOA, an individual resident and domiciled in Vereda el Guamo, casa 8, Piedecuesta, Santander, Colombia

(“Oscar”)

WHEREAS Cosechemos Ya S.A.S. (the “Company”) is the legal and beneficial owner of a 100% undivided interest in a non-psychoactive cannabis licence in Colombia, as more specifically identified in Schedule “A” hereto (the “Property”);
AND WHEREAS Flora owns 4,500 shares in the capital of the Company (90% of the issued and outstanding share capital), Guillermo owns 63 shares in the capital of the Company (1.26% of the issued and outstanding share capital) Cabrales owns 187 shares in the capital of the Company (3.74% of the issued and outstanding share capital) and Oscar owns 250 shares in the capital of the Company (5% of the issued and outstanding);

AND WHEREAS Flora, Cabrales, Oscar and Guillermo are shareholders of the Company and seek to execute and deliver this Agreement in order to set out their respective rights and obligations with respect thereto;
NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Defined Terms
In this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

“Advances” means shareholder loans made by Flora to the Company (or to the extent the Free Carry has terminated, any Shareholder) to fund the Company’s operations, which loans shall bear interest at an annual rate of interest equal to the Interest Rate;

“Affiliate” means, with respect to any Person, any Person which directly or indirectly Controls, or is Controlled by, or is under common Control with, that Person;

“Agreement” means this shareholders agreement, as it may be amended or supplemented from time to time in accordance with the terms hereof;

“Appraiser” means the qualified appraiser licensed in Colombia, at arm’s length to the Shareholder appointing such appraiser and having a minimum of 10 years’ experience in business valuations;

“Available Cash” means cash generated by the Company from operations, cash available from lenders, and cash available from other sources which, as determined by Flora, acting reasonably, can be prudently used for the payment of expenses without adversely affecting, to a material extent, ongoing Operations, the assets of the Company or the Company’s satisfaction of applicable Legal Requirements;

“Average Fair Market Value” has the meaning set out in Section 7.4(a)

“Bankruptcy Proceeding” means, in respect of any Person, to whom Canadian law is applicable ((a) through (e) or Colombia law (f)):
(a)
if a Person commits an act of bankruptcy or a petition or other process for the bankruptcy of the Person is filed or instituted and remains undismissed or unstayed for a period of 30 days or any of the relief sought in such proceeding (including the appointment of a receiver, trustee, custodian or other similar official for it or any substantial part of its property) shall occur;

(b)
if any proposal is made or any petition is filed by or against the Person under any law having for its purpose the extension of time for payment, composition or compromise of the liabilities of the Person or other reorganization or arrangement respecting its liabilities and such proposal or petition is not stayed or dismissed within 20 days or if the Person gives notice of its intention to make or file any such proposal or petition including an application to any court to stay or suspend any proceedings of creditors pending the making or filing of any such proposal or petition;

(c)
if any receiver, administrator, or manager of the property, assets or undertaking of the Person or a substantial part thereof is appointed, whether privately, pursuant to any statute, or by or under any judgment or order of any court;

(d)
if any proceedings are taken to enforce any Encumbrance affecting the assets of the Person or if a distress or any similar process be levied or enforced against such assets and such proceedings are not dismissed or stayed within 20 days after the commencement thereof;

(e)	the making by the Person of a general assignment for the benefit of its creditors; or
(f)
with respect to a person to which Colombia laws apply, as provided for in the applicable provisions of the Colombian Commercial Code, in Law 1116 of 2006 and in law 1564 of 2012, regarding bankruptcy as well as in the Corporate Superintendency legal opinions regarding legal interpretations of these laws;

“Board” means the board of directors of the Company;

“Business Day” means a day, other than a Saturday, Sunday or holiday, on which commercial banks in Toronto, Canada and Bogota, Colombia are open for business;

“Cabrales” has the meaning set out on page 1;

“Chairman” means the chairman of the Board appointed hereunder;

“Company” means Cosechemos Ya S.A.S., a company duly incorporated pursuant to the laws of Colombia;

“Confidential Information” means the terms of this Agreement, all Technical Data and any other information and intellectual property concerning any matters affecting or relating to the business, Operations, assets, results or prospects of the Company, including information regarding plans, budgets, costs, processes, results of exploration, development and mining and other data, except to the extent that such information has already been publicly released by a Party as allowed herein or that the Party providing such information can demonstrate was previously publicly released by a Person who did not do so in violation or contravention of any duty or agreement;

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and “Controlled” and “Controlling” shall have corresponding meanings;

“Costs” means the sum of all costs, expenses, charges and outlays, direct or indirect, incurred on or in respect of the License (or any other property of the Company), including without limitation, property tenure payments, good standing fees and penalties, land acquisition costs, payments to holders of surface rights, taxes (excluding value added and similar taxes which will be refunded to, or recouped by the Company), mapping, surveying, permitting, geochemical surveys, geophysical surveys, sampling, assaying, trenching, drilling, geochemical analyses, road building, drill site preparation, logistics, travel, compilation, data analysis, GIS and database, drafting, report writing, metallurgical testing, metallurgical and economic studies, preliminary economic assessment, employees, consultants, contractors, environmental studies, reclamation, all other project expenditures including any applicable operator’s fee.

“Defaulting Shareholder” has the meaning set out in Section 7.3(a);

“Director” means a director of the Company;

“Down Payment for Future Capitalization” means shareholder payments to be made by Flora to the Company (or to the extent the Free Carry has terminated, any Shareholder) to fund the Company’s operations;

“Drag Along Right Offer to Purchase” has the meaning set out in Section 5.4(a);

“Drag Along Right Offeror” has the meaning set out in Section 5.4(a);

“Drag Along Right Purchase Price” has the meaning set out in Section 5.4(a);

“Encumbrance” means any lien, charge, hypothec, pledge, mortgage, title retention agreement, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right-of-entry, matter capable of registration against title, option, assignment, right of pre-emption, royalty, right, privilege or any other encumbrance or title defect of any nature whatsoever, regardless of form, whether or not registered or registrable and whether or not consensual or arising by any Legal Requirement, and includes any contract to create any of the foregoing;

“Flora” has the meaning set out on page 1;

“Force Majeure” means an event beyond the reasonable control of the applicable Party and not caused by such Party (but does not include a failure by a Party to fund) that prevents or delays it from conducting the activities and performing the obligations contemplated by this Agreement; provided that the affected Party makes a good faith effort to resolve or avoid such delay; such events shall include, but not be limited to, acts of God, war, insurrection, terrorism, riots, action or inaction of any Governmental Authorities, failure to obtain any Governmental Authorization, inability to obtain or delay in obtaining any environmental, operating or other permits or approvals, authorizations or consents, fire, strikes, lockouts or other industrial disturbances, non-availability of necessary materials, equipment or transportation, inclement weather conditions and interference by third party interest groups (including non-governmental organizations, environmental lobbyists, community groups or indigenous peoples’ groups);

“Free Carry” has the meaning set out in Section 4.1;

“Governmental Authority” means any governmental authority, including the governments of Ontario, Canada, Colombia, and any political subdivision of any of the foregoing, any multi-national organization or body comprised of one or more of the foregoing, any agency, department, commission, board, bureau, court or other authority thereof, or any quasi-governmental or private body exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature having actual jurisdiction;

“Governmental Authorization” means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, transfer, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement to which the Company is subject or which is required by the Company;

“Guillermo” has the meaning set out on page 1;

“Interest” of a Shareholder means all the right, title and interest of that Shareholder in and to the applicable Shares;

“Interest Rate” means the rate at which Flora receives loans to finance the Operations, regardless of the country of origin of the entity that provides the funds;

“Legal Requirement” means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of any Governmental Authority, and the terms of any Governmental Authorization;

“License” has the meaning set out in the recitals;

“Non-Defaulting Shareholder” has the meaning set out in Section 7.3(a);

“Notice of Default” has the meaning set out in Section 7.3(b);

“Offered Interest” has the meaning set out in Section 5.2

“Operations” means all undertakings, activities and operations in respect of all assets of the Company  engaged in by the Company;

“Oscar” has the meaning set out on page 1;

“Parties” means, collectively, the Shareholders and the Company, and their respective successors and permitted assigns;

“Person” includes any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted;

“Proportionate Share” means, at the relevant time, the then fraction expressed as a percentage having as its numerator the number of Shares held by a Shareholder and as its denominator the aggregate number of Shares then issued and outstanding;

“Selling Shareholder Offer” has the meaning set out in Section 5.2;

“Shareholder” at any particular time means, individually, any Person who at that time owns any Shares and who, in accordance with the provisions hereof or by operation of law, becomes bound by the provisions of this Agreement, and its respective successors and permitted assigns hereunder, and “Shareholders” means the Shareholders collectively;

“Shares” means the shares in the Company, any securities into which those shares may be converted, exchanged, reclassified, redesignated, subdivided, consolidated or otherwise changed from time to time and any securities of any successor corporation to or corporation continuing from the Company into which those shares or such other securities may be changed or converted as a result of any merger, recapitalization or reorganization, statutory or otherwise;

“Tax Act” means the Income Tax Act, Canada;

“Third Party” has the meaning set out in Section 5.2;

“Third Party Offer” has the meaning set out in Section 5.2;

“Transfer” means to sell, transfer, grant, assign, donate, create an Encumbrance or otherwise convey or dispose of (including by way of an earn-in, back-in right or any synthetic disposal of economic rights), or commit to do any of the foregoing;

“Vote” has the meaning set out in Section 3.3(f); and

1.2	Rules of Construction
In this Agreement:
(a)
the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;
(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;
(e)
unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(f)	the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;
(g)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;
(h)
unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i)
whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

1.3             Currency
Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States dollars.

1.4                    Additional Shares
Each Shareholder agrees that all Shares hereafter acquired by such Shareholder shall be subject in all respects to the provisions of this Agreement.
ARTICLE 2
NATURE AND SCOPE OF AGREEMENT
2.1	Purposes of Agreement
In addition to the other matters set out herein, the Shareholders have entered into this Agreement to establish terms for the governance of the Company, the ownership of the Shares and the conduct of Operations.
2.2	No Partnership or Agency; Ability to Pursue Business Interests
Nothing in this Agreement will be deemed to constitute the Shareholders as the partner, agent or legal representative of the others or to create any fiduciary relationship among them. It is not the intention of the Parties to create, nor shall this Agreement be construed to create, any commercial or other partnership. Except as expressly provided in this Agreement or any subsequent agreement in writing executed by the Parties, each Party (other than the Company) will have the right to independently engage in and receive full benefits from business activities, whether or not competitive with the other’s activities or operations, without consulting the other Parties.
2.3	Priority of Agreements
The Shareholders agree that to the extent permitted by applicable Legal Requirements, in the event of any conflict between the terms of this Agreement and the constating documents of the Company including the by-laws, the terms of this Agreement are intended to govern and shall prevail, and the Shareholders shall use their best efforts and vote their Shares from time to time to cause the constating documents including the by-laws of the Company, as applicable, to be amended to remove such conflict, ambiguity or inconsistency and to permit the Company and its affairs to be carried out in accordance with this Agreement to the greatest extent possible.
2.4	Implied Covenants
There are no implied covenants contained in this Agreement other than those of good faith and honest dealing. In deliberating matters before the Board, each Director may consider, among other things (including the best interests of the Company), the interests of the Shareholder that nominated such Director, however in performing his or her role as a Director, including in making decisions with respect to Board matters, each Director shall conduct himself or herself solely on the basis of the fiduciary duty that he or she owes to the Company.
2.5	Capacity of Shareholders
As of the date hereof, each of the Shareholders represents and warrants to the others as follows, and each Shareholder acknowledges that the others are relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)	if it is a company, it is a corporation validly existing under the laws of its respective jurisdiction of incorporation;

(b)
the entering into of this Agreement and the completion of the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to it or if it is a company, any of its constating documents;

(c)
this Agreement has been: (i) if it is a company, duly authorized by all necessary corporate action on the part of it; and (ii) duly executed and delivered by it and is valid and legally binding on it in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in proceedings in equity or at law);

(d)	it has obtained all consents, approvals or authorizations required by any Governmental Authority or other Person in connection with the execution and performance of this Agreement;
(e)	it owns its Shares free of any Encumbrances;
(f)
it has incurred no obligation or liability, contingent or otherwise, for brokers or finder’s fees or the like that will in any way become an obligation of, or result in a valid claim against, the other Shareholder with respect to the matters provided for in this Agreement; and

(g)
except for the rights set out in this Agreement in favour of the other Shareholders and the Company, no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, to purchase or otherwise acquire any of the Shares owned by it.

2.6      Operating Model
The Shareholders agree that the Company will have its own employees and management reporting to the Board and/or various non-executive committees that will provide interface between the Board, the management team and the Shareholders and will provide advice to the Board, as needed. Daily operations will be carried out by the management of the Company. Day to day operations will be carried out by management of the Company. The Board may establish certain standing committees; however no such committee will have independent decision-making authority, but each will provide guidance to the Board.
ARTICLE 3
CORPORATE MATTERS
3.1	Board
(a) Each of the Shareholders shall at all times vote or cause to be voted the Shares held by such Shareholder to elect and maintain as directors of the Company the applicable nominees in accordance with this Section 3.1.
(b) The Board shall consist of four Directors and four alternate Directors, one in respect of each Director.  A designated alternate may act in place of the applicable Director at any meeting of the Board at which such Director is not present or in connection with any actions to be taken by the Board or by any Director individually in the absence of such Director. Any alternate so acting shall, while so acting, be deemed to be a member of the Board.

(c) Flora shall be entitled to nominate three Directors (and three alternates) to the Board and Guillermo, Cabrales and Oscar shall together nominate one Director and its alternate to the Board.  Initially, the Board nominees of Flora shall be Damian Lopez, Marcelo Lopez and Orlando Bustos the Board nominee of Guillermo, Cabrales and Oscar shall be Cabrales.  For clarity, the Shareholders shall act in accordance with the foregoing at each meeting of the Shareholders General Assembly  called and held to, among other things, elect the Board of Directors. If a Director ceases to hold office for any reason, the Shareholder that nominated the former Director shall as soon as practicable nominate a replacement Director and the Shareholders shall forthwith fill the vacancy on the Board by appointing the individual who has been so nominated as the replacement Director.
(d) If a Shareholder wishes to replace a Director nominated by it from time to time, then a meeting of the Shareholders General Assembly shall be called and at such meeting, the Shareholders shall vote and shall do all such acts and things as the Shareholder wishing to replace the Director, acting reasonably, may request for the purpose of effecting any such replacement. The Shareholders may not appoint or remove Directors except in accordance with the nomination rights provided by this Section 3.1.
(e) Flora shall be entitled to act as operator (or to direct that an Affiliate or a third party shall act as operator) of the Company and all operations in connection therewith. Flora shall also have the right to appoint the President and Chief Executive Officer of the Company and, save and except as provided in Section 3.2, all other officers of the Company.
(f) Subject to Guillermo, Oscar and Cabrales, holding an aggregate of 5% of the Shares of the Company, they will be entitled to jointly nominate one (1) director to be a member of the board of directors of Flora.
3.2	Chairman
The Shareholder with the largest holdings of Shares shall be entitled to appoint the Chairman of the Board from the Directors. The Chairman will serve as chair of any meeting of the Directors or Shareholders and shall have a casting vote in addition to his or her vote as a Director. The Chairman of the Board shall serve for a two year term.

3.3	Meetings of the Board
(a) The Board shall hold regular meetings on a quarterly basis. The Chief Executive Officer or legal representative shall give not less than 10 days’ notice to the Directors of such regular meetings. In case of emergency, 2 days notice shall be enough. Meetings of the Board shall be held at the domicile of the Company or at such other location as unanimously agreed by the Directors. Any Director shall be entitled to participate in a meeting of the Board, at which he or she is not physically present, by telephone or, video conference or similar electronic means and the chairman of such meeting shall ensure that such Director’s observations are duly recorded in the minutes of such meeting.. No resolution shall be deemed to have been duly passed by the Board by circulation or written consent, unless the resolution has been circulated in draft form, together with the information required to make a fully informed good faith decision with respect to such resolution and appropriate documents required to evidence passage of such resolution, if any, to all Directors at their usual address, and has been unanimously approved in writing by such of them as are entitled  vote on the resolution.

    (b) There shall be a quorum if three Directors are present. If quorum is not present within 30 minutes following the time at which the meeting is scheduled to take place, any Director present may adjourn the meeting to the same day in the immediately following week (or, if that day is not a Business Day, the next following Business Day) at the same time and place. The Chief Executive Officer or legal representative shall make a good faith effort to give notice to the Directors of the rescheduled meeting but otherwise shall make a publication in a newspaper of wide circulation to carry out the notice. A quorum shall be deemed to be present at such rescheduled meeting if at least any two Directors are present. Only those items included on the agenda for the original meeting may be acted upon at such a rescheduled meeting, but any additional matters may be considered with the consent of all Directors.

    (c) The Directors appointed by the Shareholders as set forth herein may, upon notice provided to the Chairman of the Board and at the expense of such Shareholder, invite a reasonably limited number of other persons who have a reasonable business purpose for being present, to attend any meeting of the Board; provided that the Director(s) representing the other Shareholder consent, which consent need not be in writing, may be given by acquiescence and may not be unreasonably withheld. All costs regarding the invited persons will be paid by the Company, unless the guest’s attendance is in the exclusive interest of the Shareholder who extended the invitation, in which case, the Shareholder will assume the expenses.
Each notice of a meeting shall include an itemized agenda prepared by the Corporate Secretary in consultation with the Chairman in the case of a regular meeting or by the Director calling the meeting in the case of a special meeting, but any additional matters may be considered with the consent of all Directors. The Corporate Secretary shall prepare minutes of all meetings, including a rescheduled meeting, and shall distribute a copy of such minutes to the Directors prior to the next upcoming meeting of the Directors together with the notice thereof to be delivered pursuant to the provisions of Section 3.3(a). The minutes must be signed by the Chairman and Secretary of the relevant meeting. The minutes, when so signed, shall be the official record of the decisions made by the Board and shall be binding on the Company and the Shareholders. The minutes of a Board meeting shall be deemed to have been approved by a Director unless such Director objects in writing within 10 days after being provided with such minutes. Approval of the minutes shall not be a condition to the effectiveness of actions properly taken by the Board.
    (d) There will be a meeting of the Board of Directors when, by any means, all members can deliberate and decide by simultaneous or successive communication. In the latter case, the succession of communication shall occur immediately in accordance with the means used. The above shall be registered whether via fax or email, where the time, sender, message or tape recordings register the same records.
    (e) All decisions shall also be valid when all the members express their vote in writing (confirmation can be made by approving the minutes of the meeting) in accordance with Section 3.3(c). If members express their vote in separate documents, these shall be received in a maximum term of 15 days, counted as of the first communication received. The legal representative shall inform the members of the Board of Directors of the decision within five days after the receipt of the documents where the vote is expressed.
    (f) A vote of the Directors present in respect of a proposal submitted for a vote of the Board at a meeting at which a quorum is present is referred to as a “Vote”. Subject to the provisions of Section 3.3(g), approval of a resolution or other proposal brought before the Board shall require a greater than 50% affirmative Vote of the Directors present at a meeting at which a quorum is present, it being understood and agreed that the Chairman of the Board shall have a casting or tie breaking vote. For clarity, repayment of Advances will be based on a Vote of the Board and the nominees of Flora will not be obliged to refrain from voting on such matters.
    (g) The following matters shall require a 100% affirmative “Vote" of the Directors:

(i)	Approval of the disposition of the License; and
(ii)	Permanent cessation of operations or abandonment of the project after commencement of production other than due to health and safety reasons.

3.4	Meetings of the Shareholders
(a) The Shareholders shall hold regular meetings of the Shareholders General Assembly on an annual basis, in accordance with Colombian law, in the first trimester of the year.  At each such meeting, the Administrator shall give a report of the voting results of the previous year’s meeting and shall also present the balance sheet and financial information and the annual budget as well as a presentation of all other issues that must be approved by the Shareholders’ General Assembly. Extraordinary meetings of the Shareholders’ General Assembly may be held to consider different issues based on the agenda that is distributed for the applicable meeting.  The Corporate Secretary shall give not less than 10 days’ notice to the Shareholders of such regular meetings. Additionally, any Director may call a special meeting of the Shareholders on not less than five days’ notice to the Corporate Secretary and all Shareholders.  In case of emergency, reasonable notice of a special meeting shall suffice. Meetings of the Shareholders shall be held at the principal domicile of the Company or at such other location as unanimously agreed by the Shareholders. The Shareholders may hold meetings without complying with the above notice requirements if all Shareholders are present at a meeting and waive the applicable notice requirements.
(b) There shall be a quorum if a Shareholder holding a minimum of 75% of the issued and outstanding Shares is present.  If the Assembly cannot meet due to lack of quorum, a new meeting shall be summoned where one or several Shareholders, regardless of the amount of represented Shares, shall validly meet and decide. The new meeting shall not be held before 10 days or after 30 days, both terms referring to business days, counted as of the date of the first meeting. A quorum shall be deemed to be present at such rescheduled meeting if  a Shareholder holding a minimum of 50% of the issued and outstanding Shares is present. Only those items included on the agenda for the original meeting may be acted upon at such a rescheduled meeting, but any additional matters may be considered with the consent of all Shareholders. For clarity, mergers, amalgamations, spin off or decisions regarding the listing of shares may only be discussed at a meeting of Shareholders if they have been previously disclosed on an agenda set out in connection with the applicable meeting of Shareholders.
(c) Each notice of a meeting shall include an itemized agenda prepared by the Chief Executive Officer or legal representative in consultation with the Chairman in the case of a regular meeting or by the Shareholder calling the meeting in the case of a special meeting, but any additional matters may be considered with the consent of all Shareholders. The Corporate Secretary shall prepare minutes of all meetings, including a rescheduled meeting, and shall distribute a copy of such minutes to the Shareholders together with the notice thereof to be delivered pursuant to the provisions of Section 3.4(a). The minutes shall be the official record of the decisions made by the Shareholders and shall be binding on the Company and the Directors. Minutes of the each Shareholders’ meeting shall be signed by the Chairman of the meeting and the Corporate Secretary.  The Company shall have a minute book and all Shareholders, shall have an inspection right according to Colombian Corporate Law.
(d) There will be a meeting of the General Assembly of Shareholders when by any means, all members can deliberate and decide by simultaneous or successive communication. In the latter case, the succession of communication shall occur immediately in accordance with the means used. The above shall be registered whether via email, where the time, sender, message or tape recordings register the same records.
(e) All decisions shall also be valid when all of the Shareholders express their vote in writing. If Shareholders express their vote in separate documents, these shall be received in a maximum term of 20 days, counted as of the first communication received. The President and Corporate Secretary advise the Assembly of the decision within five days following the receipt of the documents where the vote is expressed. The General Assembly of Shareholders shall amend the Bylaws to adjust them.

(f) A vote of the Shareholders present in an Assembly in respect of a proposal submitted for a vote of the Shareholders at a meeting at which a quorum is present is referred to as a “Vote”. Approval of a resolution or other proposal brought before the Shareholders shall require a greater than 50% affirmative Vote of the Shareholders present at a meeting at which a quorum is present. The  General Assembly of Shareholders shall amend the Bylaws to be in accordance with this Agreement.
3.5	Auditors
The initial external auditors of the Company shall be determined by Flora.
3.6	Fiscal Year
The fiscal year of the Company, as mandated by Colombian corporate law, shall end on December 31 in each year.
3.7	Agreement to Take Corporate Actions
The Shareholders shall themselves do, and/or cause the Company to do, or otherwise cause to be done, all such acts, including amendment or supplement of the constating documents of the Company, and from time to time execute and deliver or cause to be executed and delivered all such documents, instruments and agreements as may be required under applicable Legal Requirements or as may be necessary or advisable in the reasonable opinion of any Shareholder, to give effect to the terms and provisions of this Agreement or to any duly adopted resolution of the Board or the Shareholders so that the Company and the Shareholders will be subject to all of the obligations and liabilities expressed to be imposed upon the Company and the Shareholders respectively hereunder and the intentions of the Parties hereunder can be implemented.
ARTICLE 4
FREE CARRIED INTEREST AND AVAILABLE CASH
4.1       Free Carried Interest of Guillermo, Cabrales and Oscar
(a) The interest of Guillermo, Cabrales and Oscar in and to their respective Shares pursuant to this Agreement shall be a free carried interest (the “Free Carry”) such that only Flora shall either arrange for third party financing and/or fund all costs related to the Company including pursuant to approved programs and budgets by making Advances.  Flora shall have the right to fund the Company by loans (i.e. the Advances), Down Payment for Future Capitalizations or by equity so long as such funding is non dilutive to Guillermo, Cabrales and Oscar during the period in which the Free Carry is in effect.
(b) The Free Carry is personal to all of Guillermo, Cabrales and Oscar (as they exist as at the Execution Date) and may not be assigned by Guillermo, Cabrales or Oscar.  The Free Carry shall automatically terminate upon Flora investing an aggregate of USD$25,000,000 into the Company as equity or Down Payment for Future Capitalization (the “Financing Milestone”).

(c)             The Free Carry applies to the number of Common Shares held by Guillermo, Cabrales and Oscar that represent 10% together of the share capital of the Company.

(d) If the Free Carry terminates pursuant to the provisions of Section 4.1(b), as a result of a Transfer, pursuant to Article 5 herein, or as a result of the Financing Milestone being satisfied, then the transferee of Guillermo, Cabrales or Oscar, as the case may be, or each of Guillermo, Cabrales and Oscar, must contribute to Programs and Budgets approved by Vote of the Board or be subject to dilution.  The provisions of Schedule “B” will be applicable.

4.2    Available Cash
As and when there is Available Cash and after the Financing Milestone has been received, subject to receipt of a Vote of the Board, the Company shall repay the Advances, if any, including without limitation, as to principal and interest.
ARTICLE 5
TRANSFERS; RIGHT OF FIRST REFUSAL; DRAG ALONG RIGHTS; CONVERSION RIGHT
5.1	Restrictions on Transfer
(a) A Shareholder shall Transfer, directly or indirectly, its Shares in accordance with: (i) Section 5.2 (Right of First Refusal) – this only applies to Oscar, Cabrales and Guillermo; (ii) Section 5.4 (Obligation to Sell – Drag Along Rights) – this only applies to Flora; or (iii) with the prior written consent of the other Shareholder – this only applies to Oscar, Cabrales and Guillermo which consent of Flora may be withheld for any reason. A Transfer by a Shareholder or its Affiliates of less than all of their Shares is not permitted.
(b) No Transfer shall be effective and no transferee of a Shareholder’s Shares shall have the rights of such Shareholder hereunder unless: (i) the Transfer was completed in compliance herewith (including compliance with Section 5.2 and Section 5.4, if applicable); (ii) the transferor has provided to the other Shareholder notice of such Transfer; and (iii) the transferee, as of the effective date of the Transfer, has executed an accession agreement in form and substance acceptable to the other Shareholder, acting reasonably. Subject thereto, the transferee shall be deemed to be a Party to this Agreement.
(c) Notwithstanding anything herein, none of Guillermo, Cabrales or Oscar shall have the right to Transfer any Shares until after 24 months have elapsed from the date hereof or the Financing Milestone has been achieved.
5.2	Right of First Refusal
Subject to the provisions of Section 5.3, Guillermo, Cabrales or Oscar, as the case may be, may transfer all (but not less than all) of their respective Shares (the “Offered Interest”) only if Guillermo, Cabrales or Oscar, as the case may be, has received a bona fide written offer (the “Third Party Offer”) from an arm’s length third party (the “Third Party”) that states the price, which must be payable all in cash, in the aggregate and on a per Share basis, which price is payable in full on closing and all other terms and conditions upon which it offers to acquire the Offered Interest (the “Selling Shareholder Offer”), states the name of the Third Party and the ultimate controlling shareholder(s) or owner(s) of such Third Party, or if the Third Party is owned, directly or indirectly, by a public company, the name of such public company, and states the name and contact information of an authorized person of the Third Party. Flora shall have 45 days after receipt of the Selling Shareholder Offer (and copy of the Third Party Offer) to notify Oscar, Cabrales or Guillermo, as the case may be, whether it accepts or declines to accept the Selling Shareholder Offer. If Flora does not send a written notice, Flora shall be deemed to have declined the Selling Shareholder’s Offer. Guillermo, Cabrales or Oscar, as the case may be, shall have the right transfer its Offered Interest on the terms contained in the Third Party Offer so long as the transaction is completed within the next 90 days, failing which the right of first refusal set out in this Section 5.2 shall again revive. If Flora accepts the Selling Shareholder Offer, Guillermo, Cabrales or Oscar, as the case may be, shall complete the transfer of its Offered Interest to Flora in accordance with the terms of the Selling Shareholder Offer. The right of first refusal set forth in this Section 5.3 may, to the extent applicable, work in conjunction with the bylaws of the Company.

5.3       Transfer of Shares to Third Party
The transfer of Shares in Section 5.2 shall be subject, between the parties hereto to the following additional terms and conditions:
(a)    No transferee of the Shares of Guillermo, Cabrales or Oscar, as the case may be, shall have the rights of a Shareholder unless and until Guillermo, Cabrales or Oscar, as the case may be, has provided to Flora a counterpart to this Agreement, which is in form and content acceptable to Flora acting reasonably, signed by the transferee pursuant to which the transferee agrees, as of the effective date of the transfer, to observe and be bound by the terms of this Agreement to the same extent as Guillermo, Cabrales or Oscar, as the case may be.
(b) No transfer permitted by this Section shall relieve Guillermo, Cabrales or Oscar, as the case may be, of its share of any liability, cost, penalty or fine whether accruing before or after such Transfer, which arises out of Operations conducted prior to such transfer.
(c) Guillermo, Cabrales or Oscar, as the case may be, and the transferee shall bear all tax consequences of the transfer of the Shares.
(d) On a transfer, if the aggregate equity ownership of Guillermo, Cabrales and Oscar falls below 10%, then their nominee directors and officers corresponding to each of the Company and Flora shall resign in favour of the Flora’s nominees.
5.4   Obligation to Sell – Drag-Along Rights
(a) If Flora desires to sell all (but not less than all) of its Shares, it shall have the right to secure from an arm’s length (as defined in the Tax Act) third party (the “Drag Along Right Offeror”) a bona fide offer (a “Drag Along Right Offer to Purchase”) to Guillermo, Cabrales and Oscar to purchase all of their respective Shares for cash (the “Drag Along Right Purchase Price”). Upon receipt of the Drag Along Right Offer to Purchase, together with notification from Flora that it seeks to sell all of their respective Shares to the Drag Along Right Offeror, Guillermo, Oscar and Cabrales will be deemed to have accepted the Drag Along Right Offer to Purchase in accordance with its terms and conditions.
(b) If Guillermo, Cabrales or Oscar, as the case may be, fails to transfer any of its respective Shares that it is required to transfer to the Drag-Along Right Offeror as provided in this Section 5.4, Guillermo, Cabrales or Oscar fails, as the case may be, will have breached this Agreement and Flora can obtain from the Court of Arbitration, the declaration of breach and the order of assignment and registration of the transfer of the applicable Shares, to record the name of the Drag-Along Right Offeror in the ledgers of the Company as owner of the applicable Shares purchased by the Drag-Along Right Offeror, and order the issuance of Share certificates to the Drag-Along Right Offeror for such Shares on behalf of the Drag-Along Right Offeror.
 (c) The Court may order that the money received from the purchase to be made available for Guillermo, Cabrales or Oscar, as the case may be. After such registration, Guillermo, Cabrales or Oscar, as the case may be, shall stop exercising their rights regarding the Shares, except for the right to receive, interest-free, the purchase money received by the Company at the time of the delivery of the certifications which previously represented such Shares in question.
5.5        Death, Bankruptcy or Divorce Proceeding of Guillermo, Oscar or Cabrales
In the event of the death, bankruptcy or division of assets including the Shares of Guillermo, Cabrales or Oscar, as the case may be, as a result of divorce proceedings involving Guillermo, Cabrales or Oscar, as the case may be, the Shares of Guillermo, Oscar or Cabrales, as the case may be, shall be transferred equally to the shareholders, other than Flora, who are not subject to the precipitating events, with deemed effect to be immediately preceding any of such three precipitating events.  The consideration to be paid by Guillermo, Cabrales or Oscar, as the case may be, shall be equal to the Fair Market Value thereof.  If Guillermo, Cabrales or Oscar determine not to purchase the Shares in questions, Flora shall have the right to purchase the Shares. If the Shareholders cannot agree on Fair Market Value, the applicable Shareholders may refer the matter to arbitration pursuant to the provisions of Section 7.4.  Any determination so made by arbitration shall be binding on the applicable Shareholders.

5.6        Conversion
Each of Guillermo, Cabrales and Oscar shall have the right convert 50% of their respective Shares into shares of Flora if such shareholder notifies Flora, in writing, prior to Flora announcing a material equity financing or its intention to obtain a listing of Flora’s shares on a stock exchange. Flora shall give each of Guillermo, Cabrales and Oscar 5 Business Days prior written notice prior to announcing  a material equity financing or public listing.
ARTICLE 6
CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS
6.1	Confidentiality
All Confidential Information shall be treated as confidential by the Parties and shall not be disclosed to any other Person other than in circumstances where a Party has an obligation to disclose such information in accordance with applicable securities legislation, the rules of any recognized stock exchange or any other applicable Legal Requirements or any Governmental Authorization. Notwithstanding the foregoing, each of the Parties acknowledges and agrees that: (i) each Shareholder may disclose Confidential Information to: (A) a person providing financing or funding to the Shareholder, as applicable, in respect of its obligations hereunder; (B) any prospective purchaser of the Interests and/or Advances held by the Shareholder, together with such prospective purchaser’s financiers, consultants and advisors (financial and legal); so long as, in each case, prior to receiving any such information the recipient enters into a confidentiality agreement with the disclosing Shareholder pursuant to which the recipient provides a confidentiality undertaking in favour of the Company and the Shareholders to maintain the confidentiality of the Confidential Information in a manner consistent with this Agreement; and (ii) each of the Parties may disclose Confidential Information to their respective directors, officers and employees (and the directors, officers and employees of their respective Affiliates) and the directors, officers, partners or employees of any financial, accounting, legal and professional advisors of such Party and its Affiliates, as well as any contractors and subcontractors of such Party, provided that each of such individuals to whom Confidential Information is disclosed is advised of the confidentiality of such information and is directed to abide by the terms and conditions of this section.
6.2	Public Announcements
During the term of this Agreement, each Party shall, if practicable in advance of making, or any of its Affiliates making, a public announcement concerning this Agreement or the matters contemplated herein to a stock exchange or as otherwise required by applicable securities legislation, applicable Legal Requirements or any Governmental Authorization, advise the other Parties of the text of the proposed public announcement and, to the extent legally permitted, provide such other Parties with a reasonable opportunity to comment on the content thereof. If any of the Parties determines that it is required to publish or disclose the text of this Agreement in accordance with any Legal Requirement, it shall provide the other Parties with an opportunity to propose appropriate redactions to the text of this Agreement, and the disclosing Party hereby agrees to consider any such suggested redactions to the extent permitted by any Legal Requirements. If a Party does not respond to a request for comments within 48 hours (excluding days that are not Business Days) or such shorter period of time as the requesting Party has determined is necessary in the circumstances, acting reasonably and in good faith, the Party making the disclosure shall be entitled to issue the disclosure without the input of the other Parties. The Party making the announcement shall disclose, or permit the disclosure of, only that portion of Confidential Information required to be disclosed by applicable securities legislation, applicable Legal Requirements or any Governmental Authorization. The final text of the disclosure and the timing, manner and mode of release shall be the sole responsibility of the Party issuing the disclosure.

6.3	Duration of Confidentiality
The provisions of this Article 6 shall apply during the term of this Agreement and for a period of two years following the termination of this Agreement and shall continue to apply to any Party who withdraws, or is deemed to have withdrawn or who Transfers its Shares for two years following the date of such occurrence.
ARTICLE 7
GOVERNING LAW; DISPUTES; DEFAULT
7.1	Governing Law
This Agreement shall be construed and enforced in accordance with and governed by the laws of Colombia, without regard to choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.
7.2	Arbitration
All disputes arising out of or in connection with this Agreement including any question regarding its existence, validity, performance, effects, interpretation, breach or termination, shall be settled by a court of arbitration comprised by three arbitrators, certified attorneys, appointed by the parties by mutual agreement, and in absence of agreement, by the Chamber of Commerce of Bogota D.C., which shall be conducted in the offices of such Center, and shall decide according to the Law and be governed by the legal provisions in force on the matter.
7.3	Defaults
(a)	A Shareholder:
(i)	subject to a Bankruptcy Proceeding or Insolvency pursuant to Colombian or Canadian laws;
(ii)	refuses, neglects or otherwise fails to comply with the Transfer restrictions contained in this Agreement;
(iii)	if he/she does not comply with the transfer of shares he/she is obliged to, under the Drag-Along Right.
(iv)	is in material default of its obligations under this Agreement;
shall be referred to as the “Defaulting Shareholder”, and the other Shareholders shall be referred to as the “Non-Defaulting Shareholders”.
(b)
Any Non-Defaulting Shareholder shall have the right to give the Defaulting Shareholder(s) a written notice of default (a “Notice of Default”), which shall describe the default in reasonable detail and state the date by which the default must be cured. If a longer term is required, the Defaulting Shareholder(s) will request a reasonable extension of the term, which must be accepted in writing to be considered granted by the Non-Defaulting Shareholders. Whether nothing is said about the term the default shall be cured, there will be a term of 30 days, which will be the minimum term to comply. Any difference in terms of the term required to comply or its extension, may be resolved through a friendly composition in the terms of the second section of Chapter VIII of Law 1563 of 2012. Failure of either Non-Defaulting Shareholder to give a Notice of Default shall not release the Defaulting Shareholder(s) from any of their respective duties under this Agreement.

Any dispute as to whether a default has been committed hereunder or otherwise in relation to this provision may be referred to arbitration for resolution.
7.4	Appraisers
(a)
If a determination of Average Fair Market Value is required, the Defaulting Shareholder(s) and the Non-Defaulting Shareholder(s) shall appoint an Appraiser for a total of two Appraisers. Each of the two Appraisers appointed by this Section will appoint a third independent Appraiser within 20 Business Days of their appointment. If a Shareholder does not appoint an Appraiser within said 10 Business Day period, the Appraiser appointed by the other Shareholders shall determine the Fair Market Value, which shall be deemed to be the Average Fair Market Value.

(b)
The Appraisers appointed shall each determine the Fair Market Value within 60 days of the appointment of the third independent Appraiser and the average of the three Fair Market Values determined shall be the “Average Fair Market Value” and such amount shall not be subject to the dispute resolution procedures set out in this Agreement.

(c)
The Defaulting Shareholder(s) shall proportionately pay all fees and expenses charged by the Appraiser(s). The Appraisers shall be entitled to retain such qualified independent appraisers as each may deem appropriate to assist with its valuation.

7.5	No Penalty
The Shareholders acknowledge and agree that the rights and remedies conferred by this Article do not constitute a penalty, unlawful forfeiture or penalty interest rates, and that such rights and remedies are necessary to ensure that the interests of the Shareholders are appropriately balanced having regard to the relative funding provided by each Shareholder from time to time.
ARTICLE 8
TERMINATION
8.1	Term
(a) Except as otherwise provided herein, this Agreement shall commence on the date hereof and continue in full force and effect until the earlier of:
(i)	the date on which no Shareholder owns legally or beneficially any Shares;
(ii)	the date on which this Agreement is terminated in writing by all of the Shareholders who continue to beneficially own any Shares; or
(iii)	the winding-up or dissolution of the Company,
provided however, that this Agreement shall cease to have effect with regard to any Person who ceases to hold directly or indirectly any Shares pursuant to and in accordance with the terms of this Agreement save for any provisions hereof which, expressly or by implication, are to continue in full force and effect thereafter.

(b) A termination of all or part of this Agreement shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination, including any liability, whether accruing before or after such termination, which arises out of activities or operations conducted prior to such termination, and such rights and obligations shall survive the termination of all or any part of this Agreement.
ARTICLE 9
GENERAL PROVISIONS
9.1	Notices
(a) Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by email or similar means of recorded electronic communication or sent by registered mail or courier, charges prepaid, addressed as follows:
(i)	if to Flora, at
65 Queen Street West Suite 800, Toronto, Ontario Canada M5H 2M5
Attention: Chief Executive Officer Email:dlopez@fmresources.ca
(ii)	if to Guillermo at:
Carrera 35ª no. 46-04 Bucaramanga Santander Colombia telefono (037)6430024
Attention: Guillermo Ramirez Cabrales Email: grc.53@hotmail.com
(iii)	if to Cabrales at:
Carrera 35ª no. 46-04 Bucaramanga Santander Colombia telefono (037)6430024
Attention: Guillermo Ramirez Cabrales Email: grc.53@hotmail.com
(iv)	if to Oscar at:
Vereda el Guamo, casa 8, Piedecuesta, Santander, Colombia
Attention: Oscar Mauricio Franco Ulloa Email: osmafrul@gmail.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient’s time), on the next following Business Day).
(b) Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this section.
9.2	Force Majeure
(a) Notwithstanding anything in this Agreement to the contrary, if any Party is unable wholly or in part by Force Majeure to carry out any obligation of such Party under this Agreement, then such Party shall forthwith give the other Parties written notice of the Force Majeure and the expected delays in meeting applicable obligations, whereupon that obligation of the Party giving the notice will be suspended so far as it is affected by that Force Majeure during but not longer than its continuance. The affected Party or Parties must use all reasonable diligence to resolve that Force Majeure as quickly as possible.
(b) Forthwith after the resolution of an applicable Force Majeure, the affected Party shall send written notice of such resolution to the other Parties, and the dates for satisfying the applicable obligation shall be deemed to have been extended by the period of time during which the Force Majeure was in effect.
9.3       Entire Agreement
This Agreement constitutes the entire agreement among the Parties and supersedes all prior agreements, understandings, negotiations and discussions of the Shareholders, whether written or oral, with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.
9.4           No Waiver
The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement. No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.
9.5	Severability
If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. To the extent that any provision is found to be invalid, illegal or unenforceable, the Parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

9.6	Anti-Corruption Policies and Procedures
For so long as this Agreement remains in effect, the Shareholders shall implement and maintain appropriate policies and procedures applicable to such Parties, their respective Affiliates, and their respective directors, officers, employees, agents, consultants and contractors involved in Operations, designed to ensure that Operations are conducted in compliance with the Canadian Corruption of Foreign Public Officials Act, and any similar act under any applicable Legal Requirements that any of such Parties and their respective Affiliates are subject to, together with international human rights norms as reflected in the UN Guiding Principles on Business and Human Rights. The Shareholders shall permit the others to undertake reasonable due diligence and audit processes in respect of the subject matter set out in this Section 9.6, and shall each provide the others with access to all documents, information and personnel as reasonably requested from time to time in order to verify ongoing performance and compliance with the foregoing.
9.7	Further Assurances
Each of the Parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further agreements and documents as shall be reasonably required in order fully to perform and carry out the terms of this Agreement.
9.8	Assignment, Successors, etc.
(a) This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, no Party shall assign this Agreement or any of the benefits hereof or obligations hereunder without the prior written consent of each of the other Parties.
(b) In the event that any Party proposes to enter into any acquisition, amalgamation, arrangement, merger or combination or any transaction pursuant to which another Person or a successor to such Party becomes bound by the provisions of this Agreement by agreement or by operation of law, the Person resulting from such acquisition, amalgamation, arrangement, merger, combination or transaction shall enter into an agreement in form and substance satisfactory to the other Parties pursuant to which such Person agrees to be bound by this Agreement as though it were a Party hereto in the place of the Party entering into the acquisition, amalgamation, arrangement, merger, combination or transaction.
9.9	Amendment and Waivers
No amendment or waiver of any provision of this Agreement shall be binding on a Party unless consented to in writing by such Party. No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this Agreement shall operate as a waiver of it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.
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IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date of this Agreement.
FLORA GROWTH CORPORATION

By:	“Deborah Battiston”
Name: Deborah Battiston
Title: Chief Financial Officer

“Damian Lopez”
Name: Damian Lopez
Title: Director

“Roberto Paez”	“Guillermo Andres Ramirez Martinez”
(WITNESS)	GUILLERMO ANDRES RAMIREZ MARTINEZ

“Roberto Paez”	“Guillermo Ramirez Cabrales”
(WITNESS)	GUILLERMO RAMIREZ CABRALES

“Roberto Paez”	“Oscar Mauricio Franco Ulloa”
(WITNESS)	OSCAR MAURICIO FRANCO ULLOA

Schedule “A”

DESCRIPTION OF THE LICENSE

TO BE ADDED

Schedule “B”

PRO RATA FUNDING PRINCIPLES AFTER FREE CARRY
1. After the Free Carry is no longer in effect there shall be dilution of the Interest of a Shareholder if they shall elect not to participate in an approved program or budget or elect to participate for less than its respective Proportionate Share in an approved program or budget.

2. After the Free Carry is no longer in effect, after the approval of a program and budget by Vote of the Board, the Chairman of the Board shall forthwith thereafter provide the Shareholders with notice of such approval as well as the details of the applicable approved program and budget.

3. The Shareholders shall have a period of 15 Business Days after receipt of such notice to advise the Chairman of the Board whether: (i) they shall contribute to the approved program and budget in an amount equal to their Proportionate Share; (ii) they shall contribute to the approved program and budget in an amount equal to less than their Proportionate Share; or (iii) they shall not contribute any amount to the approved program and budget.

4. If a Shareholder does not send the notice contemplated by Section 3 of this Schedule “B” within the said 15 Business Days, the Shareholder shall be deemed to have elected not to contribute any amount to the approved program and budget.

5. If the Shareholders elect to participate in any approved program and budget, ongoing Costs shall be funded by the Shareholders in accordance with their respective Proportionate Share.

6. If a Shareholder elects to contribute to the approved program and budget in an amount equal to less than their Proportionate Share or elects or is deemed to elect that they shall not contribute any amount to the approved program and budget, then their Proportionate Share shall be subject to dilution in accordance with Section 12 of this Schedule “B”.

7. On the basis of approved programs and budgets, the Chairman of the Board shall submit to each Shareholder a billing for estimated cash requirements for the approved Program or Budget.

8. Within 60 Business Days after receipt of each billing, each Shareholder shall contribute its Proportionate Share of the estimated amount required to fund the Costs.

9. The Chairman of the Board shall promptly submit to each Shareholder billings for all other authorized Costs as they are incurred. Time is of the essence in payment of all such billings.

10. The Company shall at all times be entitled to maintain a cash balance approximately equal to the estimated disbursements for the next 90 Business Days. Each Shareholder shall be responsible for arranging all financing required to fund its Proportionate Share contribution to any approved program and budget in which it is participating.

11. If a Shareholder elects to participate in an approved program and budget, but then fails to make its contributions in respect of that Program, its Proportionate Share shall be diluted as set out in Section
12 of this Schedule “B” however, the total actual and deemed Costs incurred by the other Shareholders or Shareholder ((b) in the formula) shall be multiplied by 2 so that there shall be accelerated dilution under such circumstances.

12. Dilution shall be effected by recalculated the Proportionate Shares using the following formula:

% Interest = a/(a+b) x 100%

where a = the total actual and deemed Costs incurred by the particular Shareholders, including without limitation, as and by way of Advances; and

b = the total actual and deemed Costs incurred by the other Shareholder, from the Execution Date to the date of such calculation.

13. Adjustments to the Proportionate Shares shall be effected by the transfer of the applicable number of Shares held by the contributing Shareholder to the non contributing Shareholder.

14. Each Shareholder’s Proportionate Share and related equity account balance shall be shown in the accounting records of the Company.

15. No corporate resolutions shall be required to effect any such adjustment; however, if applicable corporate law requires that there shall be such a resolution, the Board or the Shareholders, as the case may be, shall all vote in favour of the applicable adjustment.